PROCESSED
JUN 0 7 2002
THOMSON
FINANCIAL

CM

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SEC FILE NUMBER
8- 38815

02021764

SEC [...]COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DEVON SECURITIES, INC.

[...] S.E.C.
MAY 8 2002
516

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 MILL STREET
(No. and Street)

ROCHESTER (City) NEW YORK (State) 14614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSAN B. WILSON 585-777-4000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAY, ROBINSON, GORDON & PENTA, P.C.
(Name — if individual, state last, first, middle name)

95 ALLENS CREEK ROAD BLDG 1, STE 202 ROCHESTER (City) NY (State) 14618 (Zip Code)

8B 21153
DEVON SECURITIES, INC.
SUSAN BLAKENEY WILSON
250 MILL STREET
ROCHESTER, NY 14614

[...]ied Public Accountant
[...]: Accountant
[...]untant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

[...]tion from the requirement that the annual report be covered by the opinion of an independent public accountant [...]d by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 6/5/02

OATH OR AFFIRMATION

I, SUSAN B. WILSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DEVON SECURITIES, INC., as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Cheryl J Palermo

Notary Public

CHERYL J. PALERMO
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN MONROE COUNTY
MY COMMISSION EXPIRES OCT. 21, 2002

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Paul H. May, CPA
Mark J. Robinson, CPA
Leslie U. Gordon, CPA
Robert P. Penta, CPA

MAY, ROBINSON, GORDON & PENTA
M■R■G■P
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

Members of
the American
Institute of
Certified
Public
Accountants

INDEPENDENT AUDITORS' REPORT

Shareholder
Devon Securities, Inc.

We have audited the accompanying statements of financial condition of Devon Securities, Inc. (an S Corporation) as of December 31, 2001 and 2000 and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Devon Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

May, Robinson, Gordon & Penta, P.C.

Rochester, New York
January 29, 2002

DEVON SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2001	December 31, 2000
ASSETS		
CURRENT ASSETS		
Cash, including interest-bearing account	$ 7,036	$ 1,179
Commissions receivable	7,256	5,525
Prepaid expenses	265	265
TOTAL CURRENT ASSETS	14,557	6,969
OTHER ASSET		
Non-marketable securities	3,300	3,300
	$ 17,857	$ 10,269

	December 31, 2001	December 31, 2000
LIABILITY AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITY - Accrued expenses	$ 2,400	$ 1,250
SHAREHOLDER'S EQUITY		
Common stock, $750 stated value:		
Authorized, 200 shares		
Issued and outstanding, 10 shares	7,500	7,500
Retained earnings	7,957	1,519
	15,457	9,019
	$ 17,857	$ 10,269

The accompanying notes are an integral part of the financial statements.